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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: June 30, 1995

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I - Registrant Information

Full Name of Registrant: THE ARISTOTLE CORPORATION

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
129 Church Street, Suite 717
New Haven, Connecticut 06510


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

     The Registrant could not file its annual report on Form 10-K for the fiscal year ended June 30, 1995 on the prescribed filing date for the following reasons:

     The Company's only operating subsidiary, The Strouse, Adler Company ("Strouse"), has been advised by its primary lender that Strouse has not satisfied certain financial and non-financial covenants set forth in its primary credit agreement with such lender. The Company anticipates that, within 15 days, such lender will waive Strouse's non-compliance with such covenants and agree to modify certain terms of the credit agreement. The Company has been advised that until the receipt of such waiver and the modification of certain terms of the credit agreement, the Company's independent accountants, Arthur Andersen, LLP, will be unable to render an unqualified report of independent public accountants on the Company's consolidated financial statements for the fiscal year ended June 30, 1995. As a result, the Company is not able, without unreasonable effort or expense, to file its Form 10-K on or prior to the prescribed filing date of September 28, 1995.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Paul McDonald, Chief Financial
   Officer and Secretary                     (203) 867-4090
          (Name)                               (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X] Yes  [ ] No
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     As previously announced, the Company anticipates that in its consolidated statement of operations for the fiscal year ended June 30, 1995, the Company will report a net loss of $898,000, compared to a net loss of $179,000 reported for the fiscal year ended June 30, 1994. Financial results for the 1995 fiscal year were negatively impacted primarily by a series of non-recurring charges. The non-recurring charges were incurred primarily in connection with (i) a significant build up of Strouse's manufacturing capacity in Jamaica and the Dominican Republic, (ii) severance and other personnel related costs associated with a reduction and restructuring of Strouse's Connecticut-based facility, and (iii) bank fees relating to the contemplated modification of Strouse's credit facility.

     The Aristotle Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 29th day of September, 1995.

                              THE ARISTOTLE CORPORATION




                              By /s/ Paul McDonald
                                 Paul McDonald
                                 Its Chief Financial Officer
                                 and Secretary
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